EXHIBIT 11

CURAGEN CORPORATION AND SUBSIDIARY
COMPUTATION OF NET LOSS PER SHARE
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,

	2000	1999	2000	1999

Net loss before income taxes and minority interest	$(6,612,852)	$(5,925,143)	$(11,652,347)	$(13,132,070)
Income tax benefit	350,000	--	350,000	--
Minority interest	(18,235)	--	(18,235)	--

Net loss	$(6,281,087)	$(5,925,143)	$(11,320,582)	$(13,132,070)

Basic and diluted net loss per share	$ (0.16)	$ (0.22)	$ (0.30)	$ (0.49)

Weighted average number of shares used in computing basic and diluted net loss per share	38,514,272	26,818,474	37,288,515	26,839,786